August 10, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Re:	Pacific Select Fund (File No. 333-168059)
Ladies and Gentlemen:
On behalf of Pacific Select Fund, attached for filing by means of the EDGAR system is Pre-effective Amendment No. 1 to the registration statement on Form N-14 under the Securities Act of 1933, as amended, (“Registration Statement”), filed on July 9, 2010. The Registration Statement was filed in connection with the proposed reorganization of the Equity Portfolio with and into the Main Street Core Portfolio, both a series of the Fund. Pre-effective Amendment No. 1 is being filed to correct the cover page to indicate that the Registration Statement will become effective on the thirtieth day after the date upon which it is filed, pursuant to Rule 488. Attached hereto is a letter requesting acceleration of the Registration Statement on August 16, 2010 pursuant to Rule 461 under the 1933 Act on behalf of the Fund and its distributor, Pacific Select Distributors, Inc.
No fees are required in connection with this filing. Should you have any questions feel free to contact the undersigned at 949-219-6767 or Alison Ryan at (949) 442-6006.
Sincerely,
/s/ Robin S. Yonis
Attachments